Exhibit 99.1

ELBIT IMAGING ANNOUNCES COURT’S APPROVAL OF THE ARRANGEMENT

Tel Aviv, Israel, January 2, 2014, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to the Company's announcements on September 18, 2013 and on December 30, 2013 with respect to the adjusted plan of arrangement submitted to the Tel-Aviv Jaffa District Court (the “Court”) in file No. 42576-02-13 (the “Arrangement”), that the Court, in a ruling issued today, approved the Arrangement. The consummation of the Arrangement is subject to customary conditions. The Court requested that the Company provide it with an update on the status thereof by February 4, 2014. The Company intends to diligently pursue the consummation of the Arrangement as set forth in the Court ruling.
As to the dispute between the Company and Bank Leumi Le Israel B.M. (“Bank Leumi”) regarding the validity of certain pledges registered in its favor, the Court noted that it should be resolved separately and the status of Bank Leumi and the application of the Arrangement thereto, shall be determined according to the outcome of such proceedings.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, that the Company will be unable to close the agreement with Bank Hapoalim, the risk that the Company will enter liquidation proceedings, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054